                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                  FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15 (d) of
                     THE SECURITIES EXCHANGE ACT OF 1934


                 For the fiscal year ended December 31, 1997

                         Commission File No. 2-83256


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


       RELIABILITY INCORPORATED EMPLOYEE STOCK SAVINGS PLAN AND TRUST




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                          RELIABILITY INCORPORATED
                               16400 Park Row
                            Houston, Texas  77084
                              P. O. Box 218370
                         Houston, Texas  77218-8370

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                              December 31, 1997

                              TABLE OF CONTENTS


Financial Statements:

  Report of Independent Auditors                                      3
  Statements of Net Assets Available for Benefits                     4
  Statement of Changes in Net Assets Available for Benefits           5
  Notes to Financial Statements                                       6


Supplemental Schedules:

  Line 27a - Schedule of Assets Held for Investment Purposes         20
  Line 27d - Schedule of Reportable Transactions                     21


Signatures                                                           22

Exhibit 23 - Consent of Independent Auditors dated                   24
               June 8, 1998

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                       REPORT OF INDEPENDENT AUDITORS


The Administrative Committee
Reliability Incorporated Employee
  Stock Savings Plan and Trust


    We have audited the accompanying statements of net assets available for benefits of the Reliability Incorporated Employee Stock Savings Plan and Trust (the Plan) as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

    Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at December 31, 1997 and reportable transactions for the year ended December 31, 1997, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ERNST & YOUNG, LLP

Houston, Texas
April 28, 1998

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                         December 31,
                                                      ------------------
                                                      1997          1996
                                                      ----          ----
Plan assets (at fair value):
  Investment in common stock of Reliability
    Incorporated                                 $8,716,304    $2,025,975

  Short-term investments at fair value,
    which approximates cost                           3,020        60,374

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value Equity
        Investments Fund                            670,967       431,258
      Large Capitalization Growth Investments
        Fund                                        695,359       352,048
      Small Capitalization Growth Investments
        Fund                                        447,183       307,681
      International Equity Investments Fund         272,090       205,445
      Stable Value Investments Fund               1,040,033       709,864

  Participant Loans Outstanding                     116,256        90,766
                                                 ----------     ---------
    Total Investments                            11,961,212     4,183,411
  Other assets                                          259           192
                                                 ----------     ---------
Net assets available for benefits               $11,961,471    $4,183,603
                                                 ==========     =========



























                           See accompanying notes.

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST


          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                        Year ended December 31, 1997



Investment income:
  Interest and dividends                                      $     9,966
  Net appreciation in fair value
    of investments                                              7,132,119
                                                               ----------
    Total investment income                                     7,142,085
                                                               ----------

Contributions:
  Employee                                                        402,222
  Employer                                                        500,854
                                                               ----------
    Total contributions                                           903,076
                                                               ----------

Withdrawals and terminations                                     (267,293)
                                                               ----------
Net increase in assets available for benefits                   7,777,868

Net assets available for benefits
  at beginning of year                                          4,183,603
                                                               ----------
Net assets available for
  benefits at end of year                                     $11,961,471
                                                               ==========


























                           See accompanying notes.

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                        NOTES TO FINANCIAL STATEMENTS

                              December 31, 1997

NOTE A - PARTICIPATION AND CONTRIBUTIONS

In July 1983, Reliability Incorporated (the "Company" or "Employer") adopted an Employee Stock Savings Plan and Trust (the "Plan"). Under the Plan, employees of the Company who meet the requirements described below are eligible to participate in the Plan.

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee (the "Committee") appointed by the Board of Directors of the Company. All assets of the Plan are held under discretionary trust agreements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Effective April 1, 1996, a United States employee of the Employer who has attained the age of 21 and has completed six months of service with at least 900 hours or one year of service with at least 1,000 hours, becomes a member ("Member") of the Plan on the first day of the next month following the date on which the employee became eligible and may elect to make contributions to the Plan as described below. Prior to April 1, 1996, the waiting period was one year and the entry date was the January 1 or July 1 next following the date on which the employee became eligible.

Under the Plan, a Member may contribute, through payroll deductions, an amount ("Employee Contribution") equal to 2 to 15 percent of base compensation. Prior to February 1, 1996 a Member could elect to have all or a portion of his contributions subject to federal income taxes ("after-tax contributions"). Effective February 1, 1996, no portion of the Employee Contributions are subject to federal income taxes in accordance with Section 401(k) of the Internal Revenue Code ("pre-tax contributions"). Base compensation excludes bonuses, commissions, shift differential, overtime
premiums, and similar payments.   Participants may increase or decrease
contributions percentages each pay period.

The Employer matches the Employee Contribution by an amount ("Employer Contribution") equal to 50 percent of the Employee Contributions to a maximum of 2 percent of the Member's base compensation. Also, the Employer annually contributes, for employed Members, a supplemental amount ("Employer Voluntary Contribution") equal to 1 percent of the Members' base compensation for the period during which they were Members.

Effective January 1, 1997, an additional discretionary contribution may be made. The amount to be contributed, if any, will be determined annually by the Board of Directors and will be contributed as a percent of each Member's gross compensation.

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

                              December 31, 1997

NOTE A - PARTICIPATION AND CONTRIBUTIONS - Continued

A Member receives a vested interest in the balances in Employer Contribution accounts plus allocated earnings and realized and unrealized gains and losses thereon ("Employer Account") based upon years of service (as defined in the Plan) as follows:

                                                       Vested interest in
      Years of Service                                  Employer Account
      ----------------                                 ------------------
       Less than 3                                            0%
            3                                                20%
            4                                                40%
            5                                                60%
            6                                                80%
            7                                               100%

A Member always has a 100 percent vested interest in the balance in his Employee Contributions plus allocated earnings and realized and unrealized gains and losses thereon (his "Employee Account"). Upon death or total and permanent disability, a Member is automatically fully vested in his Employer Account. If the Plan is terminated by the Company, all Members become fully vested in all their accounts.

NOTE B - PLAN INVESTMENTS

Effective January 1, 1995, the Trustee of the Plan is the Consulting Group of Smith Barney, Inc. A member may elect to invest his contribution in one or more of six funds: (i) the Reliability Incorporated ("RI") Common Stock Fund; (ii) the Large Capitalization Value Equity Investments Fund; (iii) the Large Capitalization Growth Investments Fund; (iv) the Small Capitalization Growth Investments Fund; (v) the International Equity Investments Fund; and
(vi) the Stable Value Investments Fund.

The contribution to each fund elected may be any whole percentage of the Member's total contributions. The investment election for future contributions and existing fund balances may be changed daily. The minimum investment balance in any selected fund may be any whole percentage of the Member's Employee Account.

Employee Contributions to the Large Capitalization Value Equity Investments Fund are primarily invested in a diversified portfolio of highly liquid common stocks, with an emphasis on companies with an above average total return potential. The Fund's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the Large Capitalization Growth Investments Fund are primarily invested in a diversified portfolio of common stocks, with an emphasis on companies with superior prospects for long-term earnings growth. The Fund's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase. The fair value of the Fund is based on quoted market prices of those stocks it owns.

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

                              December 31, 1997

NOTE B - PLAN INVESTMENTS - Continued

Employee Contributions to the Small Capitalization Growth Investments Fund are primarily invested in a diversified portfolio of common stocks, with an emphasis on companies with capitalization of less than $1 billion and with superior potential for capital appreciation. The fair value of the Fund is based on quoted market prices of those stocks it owns.

Employee Contributions to the International Equity Investments Fund are primarily invested in equity securities of companies domiciled outside the United States. The fair value of the Fund is based on quoted market prices of the equity securities it owns.

Employee Contributions to the Stable Value Investments Fund are primarily invested in a portfolio of investment contracts issued by high quality life insurance and investment companies. The fair value of the Fund approximates the contract value of the investment contracts held.

Employee Contributions to the RI Common Stock Fund are invested in the common stock of the Company, which is purchased by the Trustee in the open market, and in temporary short-term investments. The fair value of the RI Common Stock Fund is based on quoted market prices.

Amounts contributed by the Company are invested solely in the RI Common Stock Fund. During 1996 and the first quarter of 1997 common stock of the Company was purchased by the Trustee in the open market at quoted market prices. Beginning in the second quarter of 1997, common stock was purchased directly from the Company by the Trustee. The purchase price per share for stock purchased from the Company was the closing price on the day prior to the purchase by the Trustee.

A participant who is 55 years of age and who is 100% vested in his Employer Accounts may elect to have a portion of his balance in these accounts diversified to other investment funds offered under the Plan. This election may be made only once during each Plan year.

Administrative expenses are paid by the Company. Gains and losses realized on the sale of securities in the RI Common Stock Fund are recorded on an average cost basis.

NOTE C - WITHDRAWALS AND TERMINATIONS

A Member may elect to withdraw all or a portion of his after-tax Employee Contributions at any time. Certain restrictions apply to withdrawals of pre-tax Employee Contributions. A Member making a withdrawal from pre-tax Employee Contributions is not permitted to make future pre-tax Employee Contributions prior to the first day of the month following the expiration of twelve months from the date of such withdrawal.

Upon a Member's termination of employment, the Member will generally receive a benefit in the form of a lump sum distribution. Members who had account balances prior to January 1, 1996 may also be able to elect certain other forms of payment.

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

                              December 31, 1997

NOTE C - WITHDRAWALS AND TERMINATIONS - Continued

The non-vested portions of the Employer Accounts of a Member whose employment is terminated prior to the attainment of seven years of service or who retires prior to Normal Retirement Age (as defined in the Plan), are forfeited and allocated among the other Members ($8,113 in 1997 and $17,745 in 1996) in the ratio that each such Member's defined compensation for the Plan Year, or that portion of the Plan Year during which he was a Member of the Plan, bears to the total defined compensation for all Members for the Plan Year. Forfeitures do not reduce the Employer's Contribution or the Employer's Voluntary Contributions.


NOTE D - PARTICIPANT LOANS

A participant may borrow up to the lesser of 1) $50,000 or 2) 50% of his or her non-forfeitable accrued benefit. The minimum loan amount is $1,000 and the maximum loan term is five years for general loans and 15 years for home loans. Loan payments are made through payroll deductions. Loans are stated at cost which approximates fair value.

NOTE E - FEDERAL INCOME TAX AND ERISA

A favorable determination letter dated January 17, 1997, was received from the Internal Revenue Service for the Plan as amended on April 3, 1995 and February 28, 1996, regarding its qualification under Section 401(a) of the Internal Revenue Code, and the Plan is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code.

The Plan was amended on April 30, 1997 (effective January 1, 1997) to change the definition of compensation for the purposes of allocating the employer additional discretionary contribution to include bonuses, commissions, shift differentials, overtime premiums, and similar payments.

Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan
Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                December 31, 1997
                                      -------------------------------------
                                                Reliability Incorporated
                                                   Common Stock Fund
                                                                Non-Par-
                                        Total  Participant      ticipant
                                         Plan    Directed       Directed
                                        -----  -----------      --------

Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated        $ 8,716,304   $919,036    $7,797,268

  Short-term investments                  3,020          -         1,400

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund         670,967          -             -
      Large Capitalization Growth
        Investments Fund                695,359          -             -
      Small Capitalization Growth
        Investments Fund                447,183          -             -
      International Equity
        Investments Fund                272,090          -             -
      Stable Value Investments
        Fund                          1,040,033          -             -

    Loan Fund                           116,256          -             -
                                     ----------    -------     ---------
      Total investments              11,961,212    919,036     7,798,668

Other assets                                259          -           151
                                     ----------    -------     ---------
Net Assets Available for Benefits   $11,961,471   $919,036    $7,798,819
                                     ==========    =======     =========

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                 (Continued)

                                                  December 31, 1997
                                             -----------------------------
                                             Large       Large     Small
                                            Capital-    Capital-  Capital-
                                            ization     ization   ization
                                         Value Equity    Growth    Growth
                                              Fund        Fund      Fund
                                                  Participant Directed
                                            --------     -------    ------
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated                $      -     $     -  $      -

  Short-term investments                         283         333       250

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund              670,967           -         -
      Large Capitalization Growth
        Investments Fund                           -     695,359         -
      Small Capitalization Growth
        Investments Fund                           -           -   447,183
      International Equity
        Investments Fund                           -           -         -
      Stable Value Investments Fund                -           -         -

    Loan Fund                                      -           -         -
                                             -------     -------   -------
      Total investments                      671,250     695,692   447,433

Other assets                                      20          22        22
                                             -------     -------   -------
Net Assets Available for Benefits           $671,270    $695,714  $447,455
                                             =======     =======   =======

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                 (Continued)

                                                      December 31, 1997
                                             -----------------------------
                                            Interna-
                                             tional      Stable
                                             Equity       Value       Loan
                                              Fund        Fund        Fund
                                                  Participant Directed
                                             ------      -------      ----
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated                $      -  $        - $       -

  Short-term investments                         227         527         -

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund                    -           -         -
      Large Capitalization Growth
        Investments Fund                           -           -         -
      Small Capitalization Growth
        Investments Fund                           -           -         -
      International Equity
        Investments Fund                     272,090           -         -
      Stable Value Investments Fund                -   1,040,033         -

    Loan Fund                                      -           -   116,256
                                             -------   ---------   -------
      Total investments                      272,317   1,040,560   116,256

Other assets                                      13          31         -
                                             -------   ---------   -------
Net Assets Available for Benefits           $272,330  $1,040,591  $116,256
                                             =======   =========   =======

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                 (Continued)

                                                December 31, 1996
                                       -----------------------------------
                                                Reliability Incorporated
                                                   Common Stock Fund
                                                                Non-Par-
                                        Total  Participant      ticipant
                                         Plan    Directed       Directed
                                        -----  -----------      --------

Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated         $2,025,975   $255,758    $1,770,217

  Short-term investments                 60,374      5,077        48,377

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund         431,258          -             -
      Large Capitalization Growth
        Investments Fund                352,048          -             -
      Small Capitalization Growth
        Investments Fund                307,681          -             -
      International Equity
        Investments Fund                205,445          -             -
      Stable Value Investments Fund     709,864          -             -

  Loan Fund                              90,766          -             -
                                      ---------    -------     ---------
    Total investments                 4,183,411    260,835     1,818,594

Other assets                                192          8            54
                                      ---------    -------     ---------
Net Assets Available for Benefits    $4,183,603   $260,843    $1,818,648
                                      =========    =======     =========

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                 (Continued)

                                                  December 31, 1996
                                             -----------------------------
                                             Large       Large     Small
                                            Capital-    Capital-  Capital-
                                            ization     ization   ization
                                         Value Equity    Growth    Growth
                                              Fund        Fund      Fund
                                                  Participant Directed
                                            --------     -------    ------
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated                $      -     $     -  $      -

  Short-term investments                       1,087         710       467

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund              431,258           -         -
      Large Capitalization Growth
        Investments Fund                           -     352,048         -
      Small Capitalization Growth
        Investments Fund                           -           -   307,681
      International Equity
        Investments Fund                           -           -         -
      Stable Value Investments Fund                -           -         -

  Loan Fund                                        -           -         -
                                             -------     -------   -------
    Total investments                        432,345     352,758   308,148

Other assets                                      25          26        26
                                             -------     -------   -------
Net Assets Available for Benefits           $432,370    $352,784  $308,174
                                             =======     =======   =======

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND
                                 (Continued)

                                                      December 31, 1996
                                              ----------------------------
                                            Interna-
                                             tional      Stable
                                             Equity       Value       Loan
                                              Fund        Fund        Fund
                                                  Participant Directed
                                             ------      -------      ----
Plan assets (at fair value):
  Investment in common stock of
    Reliability Incorporated                $      -    $      -   $     -

  Short-term investments                       2,532       2,124         -

  Investments in the Consulting
    Group Capital Market Funds:
      Large Capitalization Value
        Equity Investments Fund                    -           -         -
      Large Capitalization Growth
        Investments Fund                           -           -         -
      Small Capitalization Growth
        Investments Fund                           -           -         -
      International Equity
        Investments Fund                     205,445           -         -
      Stable Value Investments Fund                -     709,864         -

  Loan Fund                                        -           -    90,766
                                             -------     -------    ------
    Total investments                        207,977     711,988    90,766

Other assets                                      18          35         -
                                             -------     -------    ------
Net Assets Available for Benefits           $207,995    $712,023   $90,766
                                             =======     =======    ======

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
         INVESTMENT FUND

                                             December 31, 1997
                                      ------------------------------------
                                                  Reliability Incorporated
                                                     Common Stock Fund
                                                                  Non-Par-
                                        Total      Participant    ticipant
                                         Plan        Directed     Directed
                                     ----------   ------------   ---------
Investment income (loss):
  Interest and dividends             $    9,966      $      58  $    1,082
  Net appreciation (depreciation)
    in fair value of investments      7,132,119        807,039   5,978,039
                                     ----------        -------   ---------
    Total investment income (loss)    7,142,085        807,097   5,979,121
                                     ----------        -------   ---------
Contributions:
  Employee                              402,222         26,662           -
  Employer                              500,854              -     500,854
                                     ----------        -------   ---------
    Total contributions                 903,076         26,662     500,854
                                     ----------        -------   ---------

Withdrawals and terminations           (267,293)        (7,551)   (148,578)

Investment transfers                          -       (170,972)   (351,226)

Transfers (to) from Loan Fund                 -          2,957           -
                                     ----------        -------   ---------
Net increase in assets
  available for benefits              7,777,868        658,193   5,980,171

Net assets available for
   benefits at beginning of year      4,183,603        260,843   1,818,648
                                     ----------        -------   ---------
Net assets available for benefits
  at end of year                    $11,961,471      $ 919,036  $7,798,819
                                     ==========        =======   =========

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
         INVESTMENT FUND - (Continued)

                                                 December 31, 1997
                                         ---------------------------------
                                     Large Cap-        Large       Small
                                      italiza-        Capital-    Capital-
                                     tion Value        ization     ization
                                        Equity          Growth      Growth
                                         Fund            Fund         Fund
                                             Participant Directed
                                        -------        -------       -----
Investment income (loss):
  Interest and dividends               $    137       $    146    $    152
  Net appreciation (depreciation)
    in fair value of investments        147,001        121,304      31,498
                                        -------        -------     -------
    Total investment income (loss)      147,138        121,450      31,650
                                        -------        -------     -------
Contributions:
  Employee                               70,593         75,690      77,646
  Employer                                    -              -           -
                                        -------        -------     -------
    Total contributions                  70,593         75,690      77,646
                                        -------        -------     -------

Withdrawals and terminations            (23,493)       (20,603)    (13,172)

Investment transfers                     49,793        167,792      45,697

Transfers (to) from Loan Fund            (5,131)        (1,399)     (2,540)
                                        -------        -------     -------
Net increase in assets
  available for benefits                238,900        342,930     139,281

Net assets available for
   benefits at beginning of year        432,370        352,784     308,174
                                        -------        -------     -------
Net assets available for benefits
  at end of year                       $671,270       $695,714    $447,455
                                        =======        =======     =======

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE F - STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY
         INVESTMENT FUND - (Continued)

                                                     December 31, 1997
                                               ----------------------------
                                               Inter-
                                              national     Stable
                                                Equity      Value      Loan
                                                 Fund       Fund       Fund
                                                     Participant Directed
                                               -------   ---------     ----
Investment income (loss):
  Interest and dividends                      $     82  $      212 $  8,097
  Net appreciation (depreciation)
    in fair value of investments                (2,812)     50,050        -
                                               -------   ---------  -------
    Total investment income (loss)              (2,730)     50,262    8,097
                                               -------   ---------  -------
Contributions:
  Employee                                      43,498     108,133        -
  Employer                                           -           -        -
                                               -------   ---------  -------
    Total Contributions                         43,498     108,133        -
                                               -------   ---------  -------

Withdrawals and terminations                   (14,069)    (39,827)       -

Investment transfers                            38,799     220,117        -

Transfers (to) from Loan Fund                   (1,163)    (10,117)  17,393
                                               -------   ---------  -------
Net increase in assets
  available for benefits                        64,335     328,568   25,490

Net assets available for benefits
  at beginning of year                         207,995     712,023   90,766
                                               -------   ---------  -------
Net assets available for benefits
  at end of year                              $272,330  $1,040,591 $116,256
                                               =======   =========  =======

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST
                 NOTES TO FINANCIAL STATEMENTS - (Continued)

NOTE G -  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                        December 31,
                                                    1997             1996
                                                    ----             ----
Net assets available for benefits per
  the financial statements                       $11,961,471     $4,183,603
Amounts allocated to withdrawing
  participants                                             -         (7,464)
                                                  ----------      ---------
Net assets available for benefits
  per Form 5500                                  $11,961,471     $4,176,139
                                                  ==========      =========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                       Year ended
                                                    December 31, 1997
                                                    -----------------
Benefits paid to participants per the
  financial statements                                     $267,293
Add:  Amounts allocated to withdrawing
  participants at December 31, 1997                               -
Less:  Amounts allocated to withdrawing
  participants at December 31, 1996                          (7,464)
                                                            -------
Benefits paid to participants per the Form 5500            $259,829
                                                            =======

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE H - YEAR 2000 ISSUE (unaudited)

The Company has developed a plan to modify its internal information technology to be ready for the year 2000 and has begun converting critical data processing systems. The project also includes determining whether third party service providers have reasonable plans in place to become year 2000 compliant. The Company currently expects the project to be substantially complete by early 1999. The Company does not expect this project to have a significant effect on Plan operations.

NOTE I - SUBSEQUENT EVENTS

The Company's North Carolina services facility was shut down on April 1, 1998. A total of 45 employees of the facility were participating in the Plan. The shut down was accounted for as a partial plan termination resulting in the participants at the North Carolina facility being 100% vested in their Employer Contribution accounts and receiving distributions from the Plan.

On April 28, 1998, an amendment was adopted to update various Plan provisions to bring them into accordance with recent changes mandated by federal income tax law and regulations.

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                        LINE 27a - SCHEDULE OF ASSETS
                        HELD FOR INVESTMENT PURPOSES

                                                   December 31, 1997
                                                ------------------------
Identity                                                           Fair
of Issue          Description                        Cost         Value
--------          -----------                       ----          -----

Reliability Incorporated*
   Common stock                                 $1,872,026    $8,716,304
                                                 ---------    ----------
The Consulting Group
  Capital Market Funds*
   Large Capitalization
     Value Equity Investments                      610,906       670,967
   Large Capitalization
     Growth Investments                            597,531       695,359
   Small Capitalization
     Growth Investments                            461,648       447,183
   International Equity Investments                284,394       272,090
   Stable Value Investments Fund                   963,808     1,040,033
                                                 ---------    ----------
                                                 2,918,287     3,125,632
                                                 ---------    ----------

Smith Barney*
   Short-term investments                            3,020         3,020
                                                 ---------    ----------

Loan Fund* - Participant Loans
   (Interest Rates:  7% - 9.5%)                        -0-       116,256
                                                 ---------    ----------
      TOTAL INVESTMENTS                         $4,793,333   $11,961,212
                                                 =========    ==========


*Party-in-interest



















                           See accompanying notes.

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST

               LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                    Year ended December 31, 1997
                     ----------------------------------------------------
Identity  Descrip-   Purchases   Dispositions  Dispositions Gain (Loss) on
of Issue    tion       Price         Cost         Price      Dispositions
--------  --------   ---------   ------------  ------------  ------------

Series of transactions in excess of 5% of Plan assets:

Reliability
  Incorporated
  Common Stock        $  897,074     $  183,392    $  958,557      $775,165
                       =========      =========     =========       =======

The Consulting Group
Capital Market Funds:
  Large Capitaliza-
    tion Value Equity
    Investments       $  330,051     $   95,024    $  114,879      $ 19,855
  Large Capitaliza-
    tion Growth
    Investments          371,091         81,725       100,297        18,572
  Small Capitaliza-
    tion Growth
    Investments          334,882        197,086       196,189          (897)
  International
    Equity Investments   149,459         74,537        76,714         2,177
  Stable Value           605,665        302,134       325,544        23,410
                       ---------      ---------     ---------       -------
                      $1,791,148     $  750,506    $  813,623      $ 63,117
                       =========      =========     =========       =======
Smith Barney
  Short-term
  investment funds    $1,695,749     $1,752,978    $1,752,978      $    -0-
                       =========      =========     =========       =======





















                           See accompanying notes.

                          RELIABILITY INCORPORATED
                    EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                                 SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                     RELIABILITY INCORPORATED EMPLOYEE
                                     STOCK SAVINGS PLAN AND TRUST



                                     /s/ Max T. Langley
                                     ------------------------
                                     Max T. Langley
Date: June 9, 1998                   Administrative Committee Member

                          RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                              INDEX TO EXHIBITS

Exhibit                                                               Page
 Number                    Description of Exhibits                   Number

  23.       Consent of Independent Auditors dated                   Page 24
            June 8, 1998

                          RELIABILITY INCORPORATED
                   EMPLOYEE STOCK SAVINGS PLAN AND TRUST

                                 EXHIBIT 23

                       CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No.33-47803) pertaining to the Reliability Incorporated Employee Stock Savings Plan and Trust of our report dated April 28, 1998, with respect to the financial statements and schedules of the Reliability Incorporated Employee Stock Savings Plan and Trust included in this Annual Report (Form 11-K) for the year ended December 31, 1997.



By:  /s/ Ernst & Young LLP
--------------------------

Houston, Texas
June 8, 1998